UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MEDEQUITIES REALTY TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58409L306

(CUSIP Number)

January 2, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58409L306	13G

1.	Name of Reporting Person I.R.S. Identification No. of above Person THE GOLDMAN SACHS GROUP, INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,419,051
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,419,051

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,419,051
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person HC-CO

CUSIP No. 58409L306	13G

1.	Name of Reporting Person I.R.S. Identification No. of above Person GOLDMAN SACHS & CO. LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,419,051
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,419,051

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,419,051
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	Type of Reporting Person BD-OO-IA

Explanatory Note:

This statement on Schedule 13G relates to the Common Stock, $0.01 par value, of MEDEQUITIES REALTY TRUST, INC. (the “Issuer”). It amends the Schedule 13D filed by the Reporting Persons on October 26, 2018. The switch herein from Schedule 13D to Schedule 13G is being made pursuant to Rule 13d-1(h) and the SEC Compliance and Disclosure Interpretations: Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting, Question 103.07.

Item 1(a). Name of Issuer:

Medequities Realty Trust, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

3100 West End Avenue, Suite 1000 Nashville, TN, 37203

Item 2(a). Name of Persons Filing:

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC

Item 2(b). Address of Principal Business Office or, if none, Residence:

The Goldman Sachs Group, Inc.

200 West Street

New York, NY 10282

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Item 2(c). Citizenship:

The Goldman Sachs Group, Inc. – Delaware

Goldman Sachs & Co. LLC – New York

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e). CUSIP Number:

58409L306

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or

13d-2(b) or (c), check whether the person filing is a:

(a). ☒ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

Goldman Sachs & Co. LLC

(b). ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c). ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d). ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e). ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); Goldman Sachs & Co. LLC

(f). ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g). ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); The Goldman Sachs Group, Inc.

(h). ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i). ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j). ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k). ☐ A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.*

(a). Amount beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b). Percent of Class:

See the response(s) to Item 11 on the attached cover page(s).

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Clients of the Reporting Person(s) have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. Clients known to have such right or power with respect to more than 5% of the class of securities to which this report relates are:

NONE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit (99.2)

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

*

In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4 2019

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Eddie Arhagba

Name:	Eddie Arhagba
Title:	Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Eddie Arhagba

Name:	Eddie Arhagba
Title:	Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information

99.3	Power of Attorney, relating to The Goldman Sachs, Group, Inc.

99.4	Power of Attorney, relating to Goldman Sachs & Co. LLC.